[AmTrust Financial Services, Inc. Letterhead]

November 30, 2012

Via EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:     AmTrust Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012
File No. 001-33143

Dear Mr. Rosenberg:

Thank you for your letter dated November 1, 2012 (the “Comment Letter”), setting forth comments of the Division of Corporation Finance (the “Staff”) regarding the Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”) of AmTrust Financial Services, Inc.

We have carefully considered the Staff’s comments and set forth our responses below. For the convenience of the Staff, each numbered paragraph response herein corresponds to the same numbered paragraph in the comment letter.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
5. Acquisitions, page F-28

1.
Please provide us proposed revised disclosure to be included in future periodic reports that indicates your accounting policy for business combinations. In your disclosure, please specifically indicate:

•	that you apply the acquisition method;

•	how you record assets acquired and liabilities assumed;

•	how you record contingent consideration;

•	how you determine the value of goodwill; and,

•	how you treat acquisition costs.

Jim B. Rosenberg
Division of Corporation Finance
November 30, 2012

Response:

The Company’s proposed revised disclosure to be included in future periodic filings regarding acquisition accounting is underlined below:

Business Combinations - The Company accounts for business combinations under the acquisition method of accounting, which requires the Company to record assets acquired, liabilities assumed and any non-controlling interest in the acquiree at their respective fair values as of the acquisition date in the Company’s consolidated financial statements. The Company records contingent consideration at fair value based on the terms of the purchase agreement with subsequent changes in fair value recorded through earnings. The determination of fair value may require management to make significant estimates and assumptions. The purchase price is the fair value of the total consideration conveyed to the seller and the Company records the excess of the purchase price over the fair value of the acquired net assets, where applicable, as goodwill. The Company assigns fair values to intangible assets based on valuation techniques including the income and market approaches. The Company expenses costs associated with the acquisition of a business in the period incurred. The Company includes the results of operations of an acquired business in its consolidated financial statements from the date of the acquisition.

2.
For some of your business combinations in this note you refer to purchase price allocations. Please provide us proposed revised disclosure to be included in the future periodic reports that removes reference to a purchase price allocation as that is a construct of the purchase method. Under the acquisition method, assets acquired and liabilities assumed are generally recorded at fair value and goodwill is determined by the excess of the fair value of the consideration conveyed to the seller over the fair value of the net assets acquired. Please ensure that your proposed disclosure discusses how you valued the consideration conveyed as well as the assets acquired and liabilities assumed. Your disclosure should also describe the methods and key assumptions used to value contingent consideration when applicable, how the key assumptions were determined as well as a discussion of the degree of uncertainty associated with the key assumption.

Response:

We propose disclosure regarding business acquisitions similar to the following in our future periodic filings. We have underlined additions from the disclosure contained in our Form 10-K for the year ended December 31, 2011, starting with the first paragraph on page F-26.

5. Acquisitions

The following acquisitions occurred during the years ended December 31, 2012 and 2011. The Company accounts for acquisitions pursuant to the acquisition method. In applying the acquisition method, the Company records the identifiable assets acquired and liabilities assumed at fair value and records the excess of the consideration paid over the value of the identified net

Jim B. Rosenberg
Division of Corporation Finance
November 30, 2012

assets acquired as goodwill. The Company assigns fair values to intangible assets based on valuation techniques including the income and market approaches.

AHL

During 2011 and 2010, AmTrust Holdings Luxembourg S.A.R.L (“AHL”) (formerly called AmTrust Captive Holdings Limited) completed a series of acquisitions described below. AHL is a holding company that purchases Luxembourg captive insurance entities that allows the Company to obtain the benefit of the captives’ capital and utilization of their existing and future loss reserves through a series of reinsurance arrangements with a subsidiary of the Company. AHL is included in the Company’s Specialty Risk and Extended Warranty segment.

In December 2011, AHL acquired all the issued and outstanding stock of Reaal Reassurantie S.A., a Luxembourg domiciled captive insurance company, from SNS REAAL N.V. and REAAL N.V. The purchase price of Reaal Reassurantie S.A. was approximately $71,900. The Company recorded approximately $78,700 of cash, intangible assets of $15,500 and a deferred tax liability of $22,300. Reaal Reassurantie S.A. subsequently changed its name to AmTrust Re Kappa.

In December 2011, AHL acquired all the issued and outstanding stock of Vandermoortele International Reinsurance Company SA, a Luxembourg domiciled captive insurance company, from NV Vandermoortele, Vandemoortele International Finance SA and NV Safinco. The purchase price of Vandermoortele International Reinsurance Company SA was approximately $66,000. The Company recorded approximately $71,400 of cash, intangible assets of $10,600 and a deferred tax liability of $16,000. Vandermoortele International Reinsurance Company SA subsequently changed its name to AmTrust Re Zeta.

In June 2011, AHL acquired all the issued and outstanding stock of International Crédit Mutuel Reinsurance SA (“ICM Re”), a Luxembourg domiciled captive insurance company, from Assurance du Credit Mutuel IARD SA. The purchase price of ICM Re was approximately $315,000. The Company recorded approximately $347,000 of cash, intangible assets of $55,900 and a deferred tax liability of $87,800. ICM Re subsequently changed its name to AmTrust Re Alpha.

In May 2010, AHL acquired all the issued and outstanding stock of Euro International Reinsurance S.A., a Luxembourg domiciled captive insurance company, from TALANX AG. The purchase price of Euro International Reinsurance S.A. was approximately $58,300. The Company recorded approximately $65,700 of cash, intangible assets of $8,600 and a deferred tax liability of $16,000. Euro International Reinsurance S.A. subsequently was merged into AmTrust Re 2007.

The Company has classified the intangible assets as contractual use rights and they will be amortized based on the actual use of the related loss reserves. As a result of these acquisitions in 2011 and 2010, the Company reduced its acquisition costs and other underwriting expenses by approximately $23,000 in 2011.

Jim B. Rosenberg
Division of Corporation Finance
November 30, 2012

Cardinal Comp

In September 2008, the Company entered into a managing general agency agreement with Cardinal Comp, LLC (“Cardinal Comp”), a workers’ compensation managing general agent for which the Company paid the agency a commission for the placement of insurance policies. The agency operated in eight states and primarily in the state of New York. In September 2011, the Company, through one of its subsidiaries, entered into a renewal rights and asset purchase agreement with Cardinal Comp and Cook Inlet Alternative Risk LLC. The purchase price was approximately $30,388. The existing managing general agency agreement entered into in 2008 was terminated as part of the new agreement and will enable the Company to reduce commissions on written premium generated from the renewal rights agreement. In accordance with FASB ASC 805-10 Business Combinations, the Company recorded a purchase price of $30,388, which consisted primarily of goodwill and intangible assets of $5,250 and $24,750, respectively. The intangible assets consist of distribution networks, renewal rights and a trademark and have asset lives of between 2 and 16 years. The goodwill and intangibles are included as a component of the Small Commercial Business segment.

Majestic

The Company, through certain of its subsidiaries and the Insurance Commissioner of the State of California acting solely in the capacity as the statutory conservator (the “Conservator”) of Majestic Insurance Company (“Majestic”), entered into a Rehabilitation Agreement that set forth a plan for the rehabilitation of Majestic (the “Rehabilitation Plan”) by which the Company acquired the business of Majestic through a Renewal Rights and Asset Purchase Agreement (the “Purchase Agreement”), and a Loss Portfolio Transfer and Quota Share Reinsurance Agreement (the “Reinsurance Agreement”). On July 1, 2011, the Company, through one of its subsidiaries, entered into the Reinsurance Agreement, which was effective June 1, 2011, and assumed all of Majestic’s liability for losses and loss adjustment expenses under workers’ compensation insurance policies of approximately $331,660 on a gross basis (approximately $183,511 on a net basis), without any aggregate limit, and certain contracts related to Majestic’s workers” compensation business, including leases for Majestic’s California office space. In addition, the Company assumed 100% of the unearned premium reserve of approximately $25,997 on all in-force Majestic policies. In connection with this transaction, the Company received approximately $224,532 of cash and investments, which included $26,000 for a reserve deficiency and also included the assignment of Majestic’s reinsurance recoverables of approximately $51,715. The Reinsurance Agreement also contains a profit sharing provision whereby the Company pays Majestic up to 3% of net earned premium related to current Majestic policies that are renewed by the Company in the three year period commencing on the closing date should the loss ratio on such policies for the three year period be 65% or less. The insurance premiums, which are included in the Company’s Small Commercial Business segment, have been recorded since the acquisition date and were approximately $42,881 for the year ended December 31, 2011.

The Company accounted for the Reinsurance Agreement under the acquisition method, which requires the Company to record assumed liabilities at fair value. In accordance with ASC 944-805 Business Combinations, the Company is required to adjust to fair value Majestic’s loss

Jim B. Rosenberg
Division of Corporation Finance
November 30, 2012

and LAE reserves by taking the acquired loss reserves recorded and discounting them based on expected reserve payout patterns using a current risk-free rate of interest. This risk free interest rate is then adjusted based on different cash flow scenarios that use different payout and ultimate reserve assumptions deemed to be reasonably possible based upon the inherent uncertainties present in determining the amount and timing of payment of such reserves. The difference between the acquired loss and LAE reserves and the Company’s best estimate of the fair value of such reserves at acquisition date is amortized ratably over the payout period of the acquired loss and LAE reserves. The Company determined the fair value of the loss reserves to be $328,905. Accordingly, the amortization will be recorded as an expense on the Company’s income statement until fully amortized.

In consideration for the Company’s assumption of (i) Majestic’s losses and loss adjustment expenses under its workers’ compensation insurance policies pursuant to the Reinsurance Agreement and (ii) Majestic’s leases for its California offices, a Company subsidiary, pursuant to the Purchase Agreement, acquired the right to offer, quote and solicit the renewals of in-force workers’ compensation policies written by Majestic, certain assets required to conduct such business, including intellectual property and information technology, certain fixed assets, and the right to offer employment to Majestic’s California-based employees.

As a result of entering into the Purchase Agreement, the Company, in accordance with FASB ASC 805 Business Combinations recorded $3,870 of intangible assets related to distribution networks and trademarks. The distribution networks have a life of 13 years and the trademarks have a life of two years. Additionally, the Company recorded a liability for approximately $390 related to an unfavorable lease assumed in the transaction and a liability for approximately $815 related to the above mentioned profit sharing provision.

As a result, the Company recorded an acquisition gain of $5,850 related to the entire Majestic purchase during the year ended December 31, 2011.

A summary of the assets acquired and liabilities assumed for Majestic are as follows:

Jim B. Rosenberg
Division of Corporation Finance
November 30, 2012

(Amounts in Thousands)
Assets
Cash and investments	$224,532
Premium receivables	25,997
Reinsurance recoverables	148,149
Other assets	11,124
Intangible assets	6,625
Total assets	$416,427
Liabilities
Loss and loss expense reserves	$331,660
Funds held under reinsurance treaties	51,715
Unearned premium	25,997
Accrued expenses and other current liabilities	1,205
Total liabilities	$410,577
Acquisition gain	$5,850

BTIS

In December 2011, the Company acquired the California-based Builders & Tradesmen’s Insurance Services, Inc. (“BTIS”), an insurance wholesaler and general agent specializing in insurance policies and bonds for small artisan contractors. The Company’s initial purchase price was $5,000, which does not include potential incentives to the sellers based on future profitability of the business. The transaction did not have a material impact on the Company’s results of operations or financial condition in 2011.

Warrantech

In August 2010, the Company, through its wholly-owned subsidiary AMT Warranty Corp., acquired 100% of the issued and outstanding capital stock of Warrantech Corporation and its subsidiaries (“Warrantech”) from WT Acquisition Holdings, LLC for approximately $7,500 in cash and an earnout payment to the sellers of a minimum of $2,000 and a maximum and $3,000 based on AMT Warranty Corp.’s EBITDA over the three-year period from January 1, 2011 through December 31, 2013. Prior to the acquisition, the Company had a 27% equity interest (in the form of preferred units) in WT Acquisition Holdings, LLC and a $20,000 senior secured note due January 31, 2012 issued to it by Warrantech. Interest on the note was payable monthly at a rate of 15% per annum and consisted of a cash component at 11% per annum and 4% per annum for the issuance of additional notes in principal amount equal to the interest not paid in cash on such date.

Immediately prior to the consummation of this transaction, WT Acquisition Holdings, LLC redeemed the Company’s preferred units that had represented the Company’s 27% equity interest in that entity. In addition, immediately following the transaction, AMT Warranty Corp. was recapitalized and the Company contributed its note receivable from Warrantech in the approximate

Jim B. Rosenberg
Division of Corporation Finance
November 30, 2012

amount of $24,100 to AMT Warranty Corp. in exchange for Series A preferred stock, par value $0.01 per share (the “Series A Preferred Stock”), of AMT Warranty Corp. valued at $24,100. The Company also received additional shares of Series A Preferred Stock such that the total value of its 100% preferred share ownership in AMT Warranty Corp. is equivalent to $50,700. Lastly, AMT Warranty Corp. issued 20% of its issued and outstanding common stock to the Chairman of Warrantech, which had a fair value of $6,900 as determined using both a market and an income approach. Given its preference position, absent the Company’s waiver, the Company will be paid distributions on its Series A Preferred Stock before any common shareholder would be entitled to a distribution on the common stock.

As a result, the ultimate acquisition price of Warrantech was $48,928 and the Company recorded goodwill and intangible assets of approximately $69,739 and $29,600, respectively. Acquisition related costs related to the deal were less then $100. The intangible assets consisted of trademarks, agency relationships and non-compete agreements, which had estimated lives of between 3 and 18 years. The change in the preliminary amount of goodwill recorded during the third quarter of 2010 resulted primarily from the determination of the fair value of Warrantech’s deferred tax liabilities and accrued liabilities. The results of operations from Warrantech, which are included in the Company’s Specialty Risk and Extended Warranty segment as a component of service and fee income, have been recorded since the acquisition date and were approximately $52,800 and $17,400 for the years ended December 31, 2011 and 2010, respectively.

A summary of the assets acquired and liabilities assumed for Warrantech are as follows:

(Amounts in Thousands)
Assets
Accounts receivable	$15,232
Deferred tax asset	7,619
Property and equipment	2,123
Other assets	10,752
Goodwill	69,739
Intangible assets	29,600
Total assets	$135,065
Liabilities
Premium payable	$35,717
Deferred revenue	11,293
Deferred tax liability	9,652
Accrued expenses and other current liabilities	29,475
Total liabilities	$86,137
Total purchase price	$48,928

Jim B. Rosenberg
Division of Corporation Finance
November 30, 2012

Risk Services

During June 2010, the Company completed the acquisition of eight direct and indirect subsidiaries of RS Acquisition Holdings Corp., including Risk Services, LLC and PBOA, Inc. (collectively, “Risk Services”). The entities acquired include various risk retention and captive management companies, brokering entities and workers’ compensation servicing entities. The acquired companies are held in a newly created entity, RS Acquisition Holdco, LLC. The Risk Services entities have offices in Florida, Vermont and the District of Columbia and are broadly licensed.

The Company has a majority ownership interest (80%) in Risk Acquisition Holdco, LLC, for which the Company’s total consideration was $11,700. Acquisition costs associated with the acquisition were approximately $200. As part of the purchase agreement, the non-controlling interest has the option under certain circumstances to require the Company to purchase the remaining ownership interest (20%) of Risk Services. In accordance with FASB ASC Topic 480, Distinguishing Liabilities from Equity, and FASB ASC Topic 815, Derivatives and Hedging, the Company has classified the remaining 20% ownership interest of Risk Services as mezzanine equity on the Consolidated Balance Sheet.

In accordance with FASB ASC 805, Business Combinations, the Company’s total consideration paid for Risk Services was $11,700, which included cash of $11,100 and a value of $600 that was assigned for the redeemable non-controlling interest as determined using both a market and an income approach. The Company assigned a value of approximately $5,000 to intangible assets and $5,029 to goodwill. The intangible assets consisted of tradenames, customer relationships, renewal rights and non-compete agreements and have finite lives ranging from 4 years to 17 years. The results of operations from Risk Services, which are included in our Small Commercial Business segment as a component of service and fee income, have been included since the acquisition date and were approximately $7,300 and $7,400 for the years ended December 31, 2011 and 2010, respectively.

21. Dividend Restriction and Risk Based Capital, page F-57

3.	Please provide us proposed revised disclosure to be included in future periodic reports that address the following:

•
Disclose the amount of retained earnings as of December 31, 2011 that is restricted or free of restriction for the payment of dividends to Amtrust Financial Services’ stockholders. Refer to Rule 4-08(e)(1) of Regulation S-X.

Response:

With respect to the required disclosures stipulated under Rule 4-08(e)(1) of Regulation S-X, as a holding company, our primary source of income is dividends or other permissible payments from our subsidiaries. The ability of our insurance subsidiaries to pay dividends is limited by applicable laws and regulations of the various states and countries in which we operate. The primary

Jim B. Rosenberg
Division of Corporation Finance
November 30, 2012

restriction on our holding company in its ability to pay distributions to stockholders are restrictions in our debt instruments and we will update our disclosure in future periodic filings as detailed below.

•
Disclose the amount of restricted net assets of Amtrust Financial Services’ subsidiaries as of December 31, 2011 as required by Rule 4-08(e)(3)(ii) of Regulation S-X or clarify in your disclosure how your current disclosure meets this objective.

Response:

With respect to the required disclosures stipulated under Rule 4-08(e)(3)(ii) of Regulation S-X, we have no unconsolidated subsidiaries and, for our consolidated subsidiaries, we propose disclosure similar to the following in our future periodic filings. We have underlined additions from the disclosure contained in our Form 10-K for the year ended December 31, 2011, starting with the first paragraph on page F-57.

21. Dividend Restriction and Risk Based Capital

The Company’s insurance subsidiaries are subject to statutory and regulatory restrictions, applicable to insurance companies, imposed by the states of domicile, which limit the amount of cash dividends or distributions that they may pay and was approximately $306,100 and $253,000 as of December 31, 2011 and 2010, respectively. During 2011, 2010 and 2009, the Company received a dividend of approximately $5,800, $5,000 and $4,500, respectively, from one of its subsidiaries. In addition to the restrictions on the insurance subsidiaries, there are also restrictions in the Parent company’s debt instruments, which require dividends to be limited to an amount that, after giving immediate effect to such dividend payments on a pro forma basis, would allow the Company to remain in compliance with its debt covenants. There were no other material restrictions on net assets in place as of December 31, 2011. Accordingly, the total amount of unrestricted net assets for consolidated subsidiaries as of December 31, 2011 is $281,500.

Property and casualty insurance companies in the United States are subject to certain Risk-Based Capital (“RBC”) requirements as specified by the National Association of Insurance Commissioners. Under such requirements, the amount of capital and surplus maintained by a property and casualty insurance company is to be determined on various risk factors. As of December 31, 2011 and 2010, the capital and surplus of the Company’s eight insurance subsidiaries domiciled in the United States exceeded the RBC requirements.

22. Statutory Financial Data, page F-57

4.	Please provide us proposed revised disclosure to be included in future periodic reports that address the following:

•	Regarding your disclosures of statutory surplus, revise to clarify whether this is the same as statutory capital and surplus as required by ASC 944-505-50-1a.

Jim B. Rosenberg
Division of Corporation Finance
November 30, 2012

•
For each of your insurance subsidiaries, disclose the amount of statutory capital and surplus, if different from statutory surplus, and the amount necessary to satisfy regulatory requirements as of each balance sheet date presented as required by ASC 944-505-1a. and 1b. If you choose not to disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements because the amount is not significant in relation to your statutory capital and surplus, revise your disclosure to clarify.

We respectfully advise that the amounts and references to “Statutory Surplus” in Note 22. Statutory Financial Data included within our Annual Report on Form 10-K for the year ended December 31, 2011 are equivalent to the term “Statutory Capital and Surplus” as required by ASC 944-505-50-1a. We also affirm that we will include the minimum required statutory and capital surplus needed to satisfy the required disclosures in ASC 944-505-50-1-2b. We propose disclosure similar to the following in our future periodic filings. We have underlined additions from the disclosure contained in our Form 10-K for the year ended December 31, 2011, starting with the second paragraph of Note 22 on page F-57.

22. Statutory Financial Data

Statutory capital and surplus, ~~and~~ net income and required statutory capital and surplus for insurance operations as reported to regulatory authorities were approximately as follows:

(Amounts in Thousands) December 31, 2011	Statutory Capital and Surplus	GAAP Equity	Statutory Net Income	GAAP Net Income	Required Statutory Capital and Surplus (1)
TIC (domestic)	$193,036	$215,664	$1,721	$13,849	$84,795
RIC (domestic)	46,107	52,313	903	1,524	14,082
WIC (domestic)	82,580	84,260	5,590	7,386	38,591
AIIC (domestic)	72,034	76,513	13,546	12,348	11,523
SNIC (domestic)	31,493	32,772	3,338	4,050	9,262
MCIC (domestic)	12,512	13,000	936	984	1,957
ALIC (domestic)	2,128	2,128	—	—	324
AICK (domestic)	12,852	13,324	22	(26)	4,094
AEL (United Kingdom)	160,724	169,932	51,240	54,721	110,851
AIU (Ireland)	106,574	119,692	39,927	39,509	18,762
AII (Bermuda)	369,336	518,206	120,904	120,904	105,510

Jim B. Rosenberg
Division of Corporation Finance
November 30, 2012

(Amounts in Thousands) December 31, 2010	Statutory Capital and Surplus	GAAP Equity	Statutory Net Income	GAAP Net Income	Required Statutory Capital and Surplus (1)
TIC (domestic)	$186,470	$203,052	$11,473	$13,104	$52,142
RIC (domestic)	43,957	50,023	4,445	6,197	12,632
WIC (domestic)	60,943	62,538	5,234	7,401	26,547
AIIC (domestic)	58,391	63,508	10,988	10,660	11,083
SNIC (domestic)	16,921	17,665	1,372	1,158	5,948
MCIC (domestic)	11,599	12,032	793	655	1,857
ALIC (domestic)	2,081	2,146	8	8	428
AICK (domestic)	12,718	13,372	836	817	4,605
AEL (United Kingdom)	89,710	89,710	14,161	14,223	61,629
AIU (Ireland)	128,028	135,880	22,117	17,589	17,504
AII (Bermuda)	286,714	406,088	52,312	52,312	62,104

(Amounts in Thousands) December 31, 2009	Statutory Capital and Surplus	GAAP Equity	Statutory Net Income	GAAP Net Income
TIC (domestic)	$167,316	$178,467	$15,259	$16,338
RIC (domestic)	36,782	40,460	8,772	9,413
WIC (domestic)	52,875	53,511	6,806	7,402
AIIC (domestic)	51,636	58,646	10,973	11,425
SNIC (domestic)	15,641	16,252	231	149
MCIC (domestic)	10,967	11,258	514	422
ALIC (domestic)	2,116	2,121	11	—
AICK (domestic)	9,648	10,035	(263)	(207)
AEL (United Kingdom)	37,785	37,785	2,015	2,266
AIU (Ireland)	96,329	111,156	15,387	13,999
AII (Bermuda)	224,823	327,681	17,891	17,891

(1)
For the Company’s U.S. insurance companies, the amount is equal to 1.5 times of authorized control level risk based capital as defined by the NAIC or the minimum amount required to avoid regulatory oversight. For the Company’s foreign insurance companies, the amount is equal to the minimum capital required by their respective country’s regulatory authority.

In connection with our response to your Comment Letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•
the Commission has taken the position that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further understand that the Division of Enforcement has access to all information provided to the Staff in the Staff’s review of our filings or in response to the Staff’s comments on our filings.

Jim B. Rosenberg
Division of Corporation Finance
November 30, 2012

We trust that you will find the foregoing to be responsive to the Staff’s comments. Please contact the undersigned at (216) 328-6116 if you require any further information.

Sincerely,

/s/ Ronald E. Pipoly, Jr.

Ronald E. Pipoly, Jr., Chief Financial Officer

cc:     Donald Abbott, Securities and Exchange Commission
Ibolya Ignat, Securities and Exchange Commission
Richard Bertuglia, BDO USA, LLP